Exhibit 99.5

Grupo Éxito Financial Results 3Q24 November 13, 2024 “ The Issuers Recognition - IR granted by the Colombian Stock Exchange is not a certification about the quality of the securities listed at the BVC nor the solvency of the issuer”.

• Grupo Éxito operates in a competitive and rapidly changing environment ; therefore, it is not able to predict all the risks, uncertainties or other factors that may affect its business, their potential impact on its business, or the extent to which the occurrence of a risk or a combination of risks could have results that are significantly different from those included in any forward - looking statement . Important factors that could cause actual results to differ materially from those indicated by such forward - looking statements, or that could contribute to such differences, include, without limitation, the risks and uncertainties set forth under the section “Item 3 . Key Information – D . Risk Factors” in the Company’s registration statement on Form 20 - F filed with the Securities and Exchange Commission on July 20 , 2023 . • The forward - looking statements contained in this document are made only as of the date hereof . Except as required by any applicable law, rules or regulations, Grupo Éxito expressly disclaims any obligation or undertaking to publicly release any updates of any forward-looking statements contained in this press release to reflect any change in its expectations or any change in events, conditions, or circumstances on which any forward - looking statement contained in this document is based . • Reconciliations of the non - IFRS financial measures in this webcast are included at the appendices to this webcast presentation . 2 Note on forward looking statements • This document contains certain forward - looking statements based on data, assumptions, and estimates, that the Company believes are reasonable ; however, it is not historical data and should not be interpreted as guarantees of its future occurrence . The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward - looking statements . Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations, expectations in connection with the company’s ESG plans, initiatives, projections, goals, commitments, expectations or prospects, including ESG - related targets and goals, are examples of forward - looking statements . Although the Company’s management believes that the expectations and assumptions on which such forward - looking statements are based are reasonable, undue reliance should not be placed on the forward - looking statements .

Agenda ▪ Words from our CEO, Mr. Carlos Calleja ▪ Sustainability Strategy ▪ 3Q24 Financial and Highlights Operating ▪ 3Q24 Financial Performance ▪ Conclusions and Q&A session 3

Words from our CEO Mr. Carlos Calleja

Sustainability Strategy

Zero Malnutrition Sustainable Trade My Planet Governance & Integrity Healthy lifestyle ESG initiatives to generate value: economic growth, social development and environmental protection • 15 , 448 children benefited in nutrition and complementary programs for a total of 49 , 982 children served during the year . • 59 , 312 food package donated to children and their family . For an accumulated total of 115 , 705 package for the year • We are present in 32 departments and 195 municipalities, 59 additional municipalities compared to what achieved in 1Q24 • 85 . 46 % of our fruit and vegetables were purchased locally for a cumulative figure of 88 . 55 % for the year • 93.03% of our textile garments were acquired locally • 4 , 452 tons of recyclable material collected in the operation, and 185 tons of recyclable material collected from our customers • For a cumulative total of the year of 13 , 732 tons collected in the operation and 770 tons collected from our customers Our people • 31,975 collaborators accessed employee benefits ESG Follow UP Strategy 6 • 6,568 employees trained in business ethics, laundering and personal data protection and money terrorist financing risk management. • Commercialization of organic lettuce through the Terrazas Verdes program in Medellín, Cali and Bogotá • 278 healthy living PLUS own brand and 1,722 healthy living PLUS national brand. • 223 health promotion activities for our employees, focused on physical, mental and occupational health, with the active participation of 3,765 employees

7 Operating and Financial Highlights

Recurring EBITDA shows a changing trend vs 1H24, growing +4.1% driven by top line growth across the region in LC and internal efficiencies on the cost/expenses structure

3Q24 Consolidated highlights[1]

Net Revenue	SSS[2]	Recurring EBITDA[3]	Net loss
COP $5.2 B (+2.2% y/y, +6.6% excluding FX)	+6.2%	COP $342,181 M (+4.1%, 6.5% margin; +8.7 excluding FX)	COP $34,733 M

Financial Highlights

- **3Q Retail Sales growth in LC**: Col 2.5%, Uru +5.0%, Arg +79%.
- **Top Line 9M:** -0.7%, +6.9% excluding FX
- **Gross Profit**: +0.5% to 24.5% margin during 3Q, -3.6% to 25.1% 9M, reflecting strong commercial strategy
- **Recurring EBITDA[3]**: (+4.1% 3Q, -11.3% 9M) reflected efforts on expenses
- **3Q SG&A Consolidated reduced 42 bps from internal efficiencies**
- **Net result** affected in 34 bps by non-recurring restructuring expenses in Colombia
- **Free cash flow** affected by the operational result despite improvement in working capital and optimization of investments

Operating Highlights

- **Omni-channel performance :**
  - **Sales +5.8% in 3Q24 | +5.9% in 9M24**
  - **Share 3Q24: 11.8%** (Col 15%, Uru 3.1% and Arg 2.3%)
  - Efforts on efficiencies, including the closure of unprofitable stores to boost profitability (5 stores in 3Q24 in Col)

Investment & expansion

- **Capex of COP $247,657M during 9M24** 73% allocated to expansion[4]
- Expansion strategy focused on conversions to Éxito and Carulla banners
- **LTM store expansion[4]: 51 stores** (Col 44, Uru 6, Arg 1)

635 stores

1.04 M sqm (0.5%)

Corporate Governance

- Second dividend payment in Colombia COP $7,571 M
- The Board of Directors approved the appointment of Luz Maria Ferrer as the Vice-President of Commercial and Supply of the Company. she has nearly 20 years of experience in the Company
- The role of Director of Investor Relations is assumed within the financial vice presidency, Maria Fernanda Moreno left the Company on September 13.

Notes: (1) Consolidated results from Colombia, Uruguay and Argentina, eliminations and the FX effect of -4.1% at Net Revenue and -4.2% at Recurring EBITDA during 3Q24 and of -7.2% and -6%, respectively, during 9M24. (2) Excluding FX. (3) Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).. (4) LTM expansion from openings, reforms, conversions and remodellings.

8

9 Financial Performance

• CPI: 5.32% LT - September (vs 3.87% y/y), 5.95% food inflation • Retail Sales and SSS in LC : +5.0%, +3.7% in 3Q24, (+5.7%,+3.9% 9M) boosted by: x Stable political and economic context x Non - food category (+10.2%) driven performance of commercial activities by good and redefinition of Textile in Géant x 32 Fresh Market stores (+5.4% growth vs 3Q23; +50 bps above regular stores, 59.6% share on total sales) • CPI : 5 . 81 % LT - Sep (vs 10 . 99 % y/y) ; National retail sales - 2 . 2 % LTM - to - aug • Internal food inflation was 0.9 p.p. below the national level of 2 . 73% • Food category : grew + 3 . 0 % in 3 Q 24 above inflation driven by fresh (+ 4 . 4% ) • Éxito Segment Retail Sales and SSS : + 4 . 7% , + 4 . 7 % in 3 Q 24 boosted by good performance in food category (FMGC + 5 . 2% , Fresh + 10 . 6% 3 Q 24 ) • Non - food category : + 1 . 2 % in 3 Q 24 shows a level of recovery driven by entertainment (+ 4 . 3% ) • Other revenue growth (+ 9 . 0% ) driven by complementary businesses performance (+ 14 . 75% ) and Real Estate ( 12 . 5% ) during 3 Q 24 • CPI: 209% LT - September (vs 271% LT - June) , 217,2% food inflation • Necessary macroeconomic adjustments to address high inflation have impacted sales growth • Retail Sales and SSS in LC: +79%, +83.7% in 3Q24 (+142%,+136.7% 9M) • Real estate: +156.5% in LC during 3Q24 (occupancy levels of 94.7%) • C&C format: share of the 15.2% on total sales during 9M24 Notes: Data in COP includes a - 4.9% FX effect in Uruguay at Net Revenue and at Recurring EBITDA and - 44.6% in Argentina, respectively during 3Q24, calculated with the closing exchange rate and - 11.5% FX effect in Uruguay at Net Revenue and at Recurring EBITDA and - 62.9% in Argentina, respectively during 9M24. SSS in local currency, include the effect of conversions and exclude the calendar effect - 1.46% during 3Q24 and - 0.52% during 9M24 in Colombia ( - 1.81% and - 0.8% in Éxito, - 0.45% and 0.32% in Carulla and - 0.25% and 0.35% in LC segments, respectively in 3Q24 and 9M24), - 0.52% in Uruguay and - 0.4% in Argentina during 3Q24, and 0.16% in Uruguay and - 1.11% in Argentin 1 a 0 during 9M24. Colombia Argentina Uruguay % Var 3Q23 3Q24 in COP M 2.5% 3,618,518 3,709,367 Retail Sales 9.0% 195,754 213,456 Other Revenue 2.8% 3,814,272 3,922,823 Net Revenue % var exc. FX % Var 3Q23 3Q24 5.0% (0.2%) 936,993 935,228 21.4% 15.5% 8,865 10,236 5.1% (0.0%) 945,858 945,464 % var exc. FX % Var 3Q23 3Q24 79.0% (0.8%) 356,605 353,603 156.5% 42.1% 14,763 20,976 82.1% 0.9% 371,368 374,579 % var exc. FX % Var 3Q23 3Q24 6.2% 1.7% 4,912,100 4,997,762 15.2% 11.5% 219,377 244,667 6.6% 2.2% 5,131,477 5,242,429 Best sales performance in 3Q24, with positive figures across all countries in local currency (+6.6% growth excluding FX) Colombia Uruguay % Var 9M23 9M24 in COP M 1.5% 10,754,318 10,913,143 Retail Sales 8.4% 583,472 632,551 Other Revenue 1.8% 11,337,790 11,545,694 Net Revenue % var exc. FX % Var 9M23 9M24 5.7% (6.5%) 3,135,046 2,931,578 16.9% 3.4% 27,212 28,146 5.8% (6.4%) 3,162,258 2,959,724 % var exc. FX % Var 9M23 9M24 141.9% (10.3%) 1,161,952 1,042,048 169.6% (0.0%) 45,466 45,456 142.9% (9.9%) 1,207,418 1,087,504 % var exc. FX % Var 9M23 9M24 6.7% (1.1%) 15,050,693 14,886,333 13.1% 7.6% 656,058 706,152 6.9% (0.7%) 15,706,751 15,592,485 Argentina Top line performance Consolidated Colombia Uruguay Argentina Consolidated

Strategic focus in Colombia Focus on strengthening Éxito and Carulla banners by enhancing of assortment and adding value to the customer experience Improvement of assortment +9% growth food sales evolution 3 - years plan to convert stores to the main banners in Colombia +30% Increase in SKUs available on - the - shelf 4.63% share of new SKU on FMGC sales +2,095 average new products included by store Massification of the assortment to all regions of the country “Efficient operation under the most beloved and relevant brands” 24 stores converted YTD (potential of 150 stores) Banner Unification +12.7% sales evolution Innovative levers “The best levers from Wow and Fresh to other stores” “Cocina del Mercado” 8 Carulla stores intervened during 3Q2024

+16% Average same - day sales increase 8.5 M Units since implementation “Martes del campo” +33% Average same - day sales increase 3.5 M Units since implementation “Viernes de celebración” Strategic focus in Colombia Commercial strategy centered on providing savings to customers Unbeatable prices 10.5% share on total sales +53% sales growth of National Brands SKU +14.3% sales growth +1,000 products offered at the lowest price in the market Thematic days High and Low +39% Average same - day sales increase 5.0 M Units since implementation “Miércoles de carnes frescas” “Better price perception in key buying moments” " Special price day” promo event to all banners

Strategic focus on cost-expenses initiatives and process optimizations

Strategic focus in Colombia

-1.8% — **SG&A decrease in 3Q24, moving forward to a leaner operation to improve agility and profitability**

2.2% — **SG&A growth, Over the first nine months of 2024, remained below inflation (5.81%)**

Savings Captured

COP $103,000 M in savings captured during 3Q24

COP $228,000 M in savings already captured during 9M24

Main Activities

- ✓ Restructuring plan
- ✓ Efficiencies in logistics
- ✓ Reduction of energy consumption
- ✓ IT contract renegotiation

Other optimization levers

- ✓ Focus on improving shrinkage levels
- ✓ Systemic negotiations with key suppliers
- ✓ A leaner operating structure

High single digit growth: • Food +9.7% mainly by FMCG + 10 . 1 % vs 3 Q 23 • Omnichannel share of 28 . 9 % on retail sales in 3 Q 24 and + 21 . 9 % vs 3 Q 23 • 31 Fresh Market stores represented a 62% share on the segment ǲ s sales during 3Q24 • One opening and 14 conversions store during 9M24 • Fresh sales + 10 . 6 % driven by red meat at + 21 . 1 % in 3 Q 24 • Non - food sales recovery at + 1 . 7 % in 3 Q 24 • Sales of 32 Éxito WOW stores represented 35 % on the segment’s sales during 3 Q 24 • Two openings and 10 conversions during 9 M 24 3Q24 Performance by segment Food category continues to be the driving force behind the improvement in performance, mainly by fresh at double digit growth in Éxito segment 14 Notes : SSS in local currency, include the effect of conversions and exclude the calendar effect of - 1 . 46 % in 3 Q 24 and - 0 . 52 % in 9 M 24 in Colombia ( - 1 . 81 % and - 0 . 80 % in Éxito, - 0 . 45 % and 0 . 32 % in Carulla and - 0 . 25 % and 0 . 35 % in LC segments, respectively in 3 Q 24 and 9 M 24 . (1) The segment includes Retail Sales from Surtimax, Super Inter and Surtimayorista brands, allies, institutional and third - party sellers, and the sale of property development projects (inventory) of none during 3 Q 24 and 3 Q 23 and COP $ 2 . 8 K during 9 M 24 vs $ 47 . 2 K in 9 M 23 . Éxito Carulla Low - cost & Other 1 : • B2B presented positive performance mainly by FMCG (+2.5%) during 3Q24 • Misurtii’s sales grew +18% vs 3Q23 • Surtimax and Super Inter banners decreased at double digit reinforcing the store portfolio optimization focus on Éxito and Carulla banners 9M24 Low - cost & Other (1) - 8.5% 7.8% 1.4% 1.1% - 6.0% 7.7% 1.8% 1.5% 1,631,013 1,891,094 7,391,036 10,913,143 3Q24 Low - cost & Other (1) Variations - 16.5% 9.2% 4.7% 2.5% SSS - 13.6% 9.0% 4.7% 2.5% Total 502,410 658,905 2,548,052 3,709,367 Total MCOP

(1) Include .com, marketplace, home delivery, Shop&Go, Click&Collect, digital catalogues and B2B virtual; the base was adjusted with new channels included: SOC and Midescuento 17 M Orders (+24%) 14.7% Share on Retail Sales 9M24 COP $1.6 B In Retail Sales (+4.4%) 5.9 M Orders (+16%) 3Q24 15% Share on Retail Sales Omni - channel 1 performance YTD Omni - channel share increased +41 bps to 14.7% driven by the food category (+11% growth, 13.3% share on sales) 15 COP $565,000 M In Retail Sales (+4.3%) Highlights • Sales non - food: +3.0% in 3Q24 showing slight signs of recovery. • Share on non - food sales 18.2% during 9M24 • Apps: 3Q24 COP $46,176 M (+28%) 9M24 COP $130,900 M (+35%) Orders 9M24 549,000 (+42%) • Misurtii app: 3Q24 COP $30,600 M (+18%) 9M24 COP $78,700 M (+46%) Orders 9M24 115,000 (+3.2%) 13.4% Share on Food Sales 1,064,018 1,046,456 1,247,970 1,563,476 1,631,968 12.6% 12.2% 12.0% Omni - channel sales and share on sales 14.3% 14.7% 9M 20 9M 21 9M 22 9M 23 9M 24

Viva Envigado, the largest shopping and business center in Colombia with 159,000 sqm and attracting 2.7 million visitors per month

Real Estate performance 9M24

Real Estate Business

806,179 sqm of GLA
(33 assets)

Occupancy rate 97.3%
(vs. 96.7% y/y)

Real estate business unit in Colombia including Viva Malls

Recurring revenues from rental and fees
(+8,2% consol, +9.9% Col during 9M24)

Viva Malls[1]

Guaranteed income from leases and stable cash flow

In MCOP	9M24	9M23	% Var
Net Revenue	311,468	284,854	9.3%
Recurring EBITDA	200,608	178,694	12.3%
Recurring EBITDA Margin	64.4%	62.7%	*168 bps*

Occupancy rate 98.2%

579,609 sqm of GLA
(17 assets)

VM grew revenue by 9.3% during 9M24 and Recurring EBITDA by 12.3% (+168 bps) at consolidated level y/y

IKEA


IKEA
Muebles y decoración
éxito

- **18,362** sqm of store
- Opened **October 9th**
- **2 Commercial levels**

Sustainability, functionality, design, quality and price

Jardín Nómada-Viva Envigado





- **Opened September 26th**
- **2,180** sqm of GLA
- **5,000** sqm of GBA
- **24** Operating brands
- **+130 coworking spaces**

A sustainable, innovative, and pioneering concept in the region

(1) Viva Malls is a JV with Fondo Inmobiliario Colombia (FIC) in which Grupo Éxito has 51% stake and consolidates the business; Viva Malls has a lower Recurring EBITDA margin when compared to calculation of pure real estate players as net revenue does not includes the adjustment of cost and expenses according to IFRS 15 and the property tax payment accrued in January.

16

Recurring EBITDA shows a recovery across the region driven by Colombia and Uruguay operation growing at +10.9% and +28.6% in LC, respectively

Operating Performance

in COP M	Colombia 3Q24	Colombia 3Q23	Colombia % Var	Uruguay 3Q24	Uruguay 3Q23	Uruguay % Var	Uruguay % var exc. FX	Argentina 3Q24	Argentina 3Q23	Argentina % Var	Argentina % var exc. FX	Consolidated 3Q24	Consolidated 3Q23	Consolidated % Var	Consolidated % var exc. FX
Net Revenue	3,922,823	3,814,272	2.8%	945,464	945,858	(0.0%)	5.1%	374,579	371,368	0.9%	82.1%	5,242,429	5,131,477	2.2%	6.6%
Gross profit	829,413	822,127	0.9%	343,559	337,803	1.7%	6.9%	113,409	119,940	(5.4%)	70.7%	1,286,381	1,279,870	0.5%	6.3%
Gross Margin	*21.1%*	*21.6%*	*(41) bps*	*36.3%*	*35.7%*	*62 bps*		*30.3%*	*32.3%*	*(202) bps*		*24.5%*	*24.9%*	*(40) bps*	
Total Expense	(721,471)	(735,015)	(1.8%)	(269,815)	(277,916)	(2.9%)	2.1%	(127,802)	(104,133)	22.7%	121.6%	(1,119,088)	(1,117,064)	0.2%	5.9%
Expense/Net Rev	*(18.4%)*	*(19.3%)*	*88 bps*	*(28.5%)*	*(29.4%)*	*84 bps*		*(34.1%)*	*(28.0%)*	*(608) bps*	.	*(21.3%)*	*(21.8%)*	*42 bps*	
Recurring EBITDA	250,722	226,065	10.9%	98,161	80,267	22.3%	28.6%	(6,702)	22,377	NA	NA	342,181	328,709	4.1%	8.7%
Recurring EBITDA Margin	*6.4%*	*5.9%*	*46 bps*	*10.4%*	*8.5%*	*190 bps*		*(1.8%)*	*6.0%*	*(781) bps*		*6.5%*	*6.4%*	*12 bps*	

in COP M	Colombia 9M24	Colombia 9M23	Colombia % Var	Uruguay 9M24	Uruguay 9M23	Uruguay % Var	Uruguay % var exc. FX	Argentina 9M24	Argentina 9M23	Argentina % Var	Argentina % var exc. FX	Consolidated 9M24	Consolidated 9M23	Consolidated % Var	Consolidated % var exc. FX
Net Revenue	11,545,694	11,337,790	1.8%	2,959,724	3,162,258	(6.4%)	5.8%	1,087,504	1,207,418	(9.9%)	142.9%	15,592,485	15,706,751	(0.7%)	6.9%
Gross profit	2,487,219	2,523,252	(1.4%)	1,076,055	1,125,621	(4.4%)	8.1%	344,764	403,344	(14.5%)	130.5%	3,908,038	4,052,217	(3.6%)	6.5%
Gross Margin	*21.5%*	*22.3%*	*(71) bps*	*36.4%*	*35.6%*	*76 bps*		*31.7%*	*33.4%*	*(170) bps*		*25.1%*	*25.8%*	*(74) bps*	
Total Expense	(2,257,609)	(2,208,014)	2.2%	(818,584)	(851,417)	(3.9%)	8.7%	(371,997)	(383,596)	(3.0%)	161.6%	(3,448,190)	(3,443,027)	0.1%	11.1%
Expense/Net Rev	*(19.6%)*	*(19.5%)*	*(8) bps*	*(27.7%)*	*(26.9%)*	*(73) bps*		*(34.2%)*	*(31.8%)*	*(244) bps*		*(22.1%)*	*(21.9%)*	*(19) bps*	
Recurring EBITDA	658,486	729,790	(9.8%)	329,386	338,403	(2.7%)	10.0%	(1,647)	43,192	NA	NA	986,225	1,111,385	(11.3%)	(5.6%)
Recurring EBITDA Margin	*5.7%*	*6.4%*	*(73) bps*	*11.1%*	*10.7%*	*43 bps*		*(0.2%)*	*3.6%*	*(373) bps*		*6.3%*	*7.1%*	*(75) bps*	

Colombia

- **GP:** sales recovery and complementary business contribution compensated the commercial dynamic.
- **Recurring EBITDA[1]:** SG&A decreased along the quarter (88 bps) despite inflation and wages increases, from internal efficiency plans.

Uruguay

- **GP:** solid sales evolution driven by promotional events, added to efficiencies in logistic costs, supplier negotiation and cost control.
- **Recurring EBITDA[1]:** the most profitable operation of the Group presented a double-digit growth driven by cost and expenses efficiencies (84 bps)

Argentina

- **GP:** context continued affected by price competition, inflationary pressures and lower consumption, the mix effect and a higher share of the C&C format (13.7% for 3Q24)
- **Recurring EBITDA[1]:** affected by lower sales evolution and lower gross margins as well as higher SG&A.

Consolidated

- **GP:** reflecting strong commercial strategy and gradual recovery mainly in Colombia offset by real estate contribution
- **Recurring EBITDA[1]:** grew at 8.7% excl. FX vs 3Q23 as a result of expenditures efficiencies, which allowed SG&A reduced by 42 bps and a resilient performance across the region.

Note: The Colombia perimeter includes Almacenes Éxito S.A. and its subsidiaries. Data in COP includes a -4.9% FX effect in Uruguay at Net Revenue and at Recurring EBITDA and -44.6% in Argentina, respectively, during 3Q24, and of -11.5% and -62.9%, respectively during 9M24. (1) Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

17

Highlights Net loss during 3Q24 reflected: o Positive contribution of retail operations from Colombia and Uruguay from sales performance and cost and expense control partially offset by : o Operating performance in Argentina affected by macro and consumer head winds, and o Higher non - recurring expenses explained by the restructuring process in Colombia o Positive variation of TUYA share of profit explained by lower provisions due to improvement in non - performance loans Net loss during 9M24 reflected: o Operating performance affected by lagged consumption and inflationary pressures on SG&A and FX impacts o Higher non - recurring expenses explained by the restructuring process in Colombia Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX effect of - 4.1% at Net Revenue and - 4.2% at recurring EBITDA during 3Q24, and of - 7.2% and - 6.0%, respectively, during 9M24. 18 Net Group Share Result Positive operating performance during 3Q24 offset by higher non - recurring expenses in Colombia

Free cash flow[2] affected by the operational result despite improvement in working capital and optimization of investments

3Q24 Leverage and Cash at holding level [1]


Cash (& other assets)
Gross debt (financial liabilities & warranties)
Net financial debt
0.7
-1.9
-1.2
0.5
-1.9
-1.4
2023-3
2024-3

in thousand million COP	3Q24-LTM	3Q23-LTM	Variation
EBITDA	785	880	-10.8%
Lease liabilities amortizations & interests	(438)	(392)	11.7%
Operational results before WK	254	365	-30.5%
Change in Tax	(275)	(11)	2436.4%
Change in working capital	33	26	30.1%
CapEx	(178)	(532)	-66.6%
Free cash flow before investments	(165)	(152)	8.3%
Dividends received	166	256	-35.0%
Free cash flow	1	103	-99.0%

Leverage and cash highlights

Net Financial debt impacted by:

- Operational performance reflected macroeconomic headwinds and slowdown in consumption
- Higher extraordinary dividends base effect and
- Tax variation due to delay of tax credit refunds.

Partially offset by:

- Effective working capital strategy , higher inventory levels to support the commercial strategy and effective management of accounts payables looking to maximize net profit
- Efforts to improve efficiencies have focused on optimization of investments to prioritize cash availability

Note: Numbers expressed in long scale, COP billion represent 1,000,000,000,000. (1) Holding: Almacenes Éxito S.A results without Colombia or international subsidiaries. (2) Free cash flow (FCF) = Net cash flows used in operating activities + Net cash flows used in investing activities + Variation of collections on behalf of third parties + Lease liabilities paid + Interest on lease liabilities paid (using variations for the last 12 M for each line); the cash flow has been re-expressed to be aligned with the financial statements.

19

20 Conclusions

21 A solid commercial strategy to boost sales in Colombia. Focus on banners efficiencies and customer experience and aiming to generate savings for the clients Best quarterly sales performance in Colombia driven by i. food category (+3.0%), above food inflation ii. Non - food category showing signs of recovery (+1.2%) during 3Q24 Recurring EBITDA showed trend improvement versus 1H24 across the region growing at +4.1% (+8.7% excluding FX) during 3Q24 During 3Q24 SG&A consolidated reduced 42 bps vs last year, reflecting strict cost control and actions plans implemented mainly in Colombia Strong real estate performance with Viva Malls, the leading shopping center operator in Colombia with 579,609 sqm of GLA and +10.5 M visitors per month. Recurring EBITDA grew by 12.3% in 9M24 Solid results in Uruguay, the most profitable operation of the Group presented a double - digit growth in EBITDA during 3Q24 in LC driven by consistent performance of Fresh Market stores and cost/expenses efficiencies Results in Argentina impacted by macroeconomic adjustments to address high inflation. Resilient real estate performance with occupancy levels of 94,7% Solid omni - channel performance in Colombia (15% share on sales) boosted by food sales (+5.1%, 13.4% share on sales) and reaching +5.9 M orders during 3Q24 Tuya with the best NPL index since 1Q2023 reflects the actions taken to improve risk portfolio and shows a changing trend in clients ǲ paying behavior and capacity 3Q24 Financial & Operating Conclusions 3Q24 results reflected the improvement operational performance mainly in Colombia and Uruguay

Appendices 22

Notes and Glossary Notes: • Numbers are expressed in long scale, COP billion represent 1,000,000,000,000. • Growth and variations are expressed in comparison to the same period last year, except when stated otherwise. • Sums and percentages may reflect discrepancies due to rounding of figures. • All margins are calculated as percentage of Net Revenue. • Percentages represent relative proportions, and as such they cannot be directly added or subtracted from each other because they are not absolute numeric values. Glossary: • • • • • • • • • • Colombia results: consolidation of Almacenes Éxito S.A. and its subsidiaries in the country. • Consolidated results: Almacenes Éxito results, Colombian and international subsidiaries in Uruguay and Argentina. • Adjusted EBITDA: Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results. • EPS: Earnings Per Share calculated on an entirely diluted basis. • Financial Result: impacts of interests, derivatives, financial assets/liabilities valuation, FX changes and other related to cash, debt, and other financial assets/liabilities. • Free cash flow (FCF) = Net cash flows used in operating activities plus Net cash flows used in investing activities plus Variation of collections on behalf of third parties plus Lease liabilities paid plus Interest on lease liabilities paid (using variations for the last 12 M for each line); the cash flow has been re - expressed to be aligned with the financial statements. GLA: Gross Leasable Area. GMV: Gross Merchandise Value. Holding: Almacenes Éxito results without Colombian and international subsidiaries. Net Revenue: Total Revenue related to Retail Sales and Other Revenue. Retail Sales: sales related to the retail business. Other Revenue: revenue related to complementary businesses (real estate, insurance, travel, etc.) and other revenue. Recurring EBITDA: Earnings Before Interest, Taxes, Depreciation, and Amortization Operating Profit adjusted by other non - recurring operational income (expense). Recurring Operating Profit (ROI): Gross Profit adjusted by SG&A expense and D&A. SSS: same - store - sales levels, including the effect of store conversions and excluding the calendar effect. 23

Ownership Structure Note: Ownership structure as of September 30, 2024. 24

Management Team Carlos Mario Giraldo General Manager Colombia Jean Christophe Tijeras General Manager Uruguay Ramón Quagliata General Manager Argentina 25 Juan Carlos Calleja CEO Grupo Éxito

Consolidated Income Statement Notes : Consolidated results from Colombia, Uruguay and Argentina, eliminations and the FX effect o( 4 . 1 % at Net Revenue and - 4 . 2 at Recurring EBITDA during 3 Q 24 and . 7 . 2 % and - 6 . 0 % in 9 M 24 , respectively (1) Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense) . Adjusted EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results . EPS considers the weighted average number of outstanding shares (IFRS 33 ), corresponding t 2 o 6 1 , 297 , 864 , 359 shares .

Income Statement and CapEx by Country Notes : Consolidated results from Colombia, Uruguay and Argentina, eliminations and the FX effect o( 4 . 1 % at Net Revenue and - 4 . 2 at Recurring EBITDA during 3 Q 24 and . 7 . 2 % and - 6 . 0 % in 9 M 24 , respectively . Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense) . The Colombia perimeter includes the consolidation of Almacenes Éxito S . A . and its subsidiaries in the country . Data in COP includes a - 4 . 9 % FX effect in Uruguay at Net Revenue and at Recurring EBITDA in 3 Q 24 and - 11 . 5 % in 9 M 24 and - 44 . 6 % and - 62 . 9 % in Argentina, respectively, calculated with the closing exchange rate . 27

Consolidated Balance Sheet Note: Consolidated data include figures from Colombia, Uruguay and Argentina. 28

Consolidated Cash Flow Note: Consolidated data include figures from Colombia, Uruguay and Argentina. 29

Holding Income Statement 1 (1) Holding: Almacenes Éxito Results without Colombia subsidiaries Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense). 30

Holding Balance Sheet 1 (1) Holding: Almacenes Éxito Results without Colombia subsidiaries. 31

Debt by country and maturity Note : The Colombia perimeter includes the consolidation of Almacenes Éxito S . A . and its subsidiaries in the country . 1 ) Debt without contingent warranties and letters of credits . (2) Holding gross debt issued 100 % in Colombian Pesos with an interest rate below IBR 3 M + 2 . 0% , debt at the nominal amount . IBR 3 M (Indicador Bancario de Referencia) – Market Reference Rate : 9 . 25% ; other collections included, and positive hedging valuation not included . (3) Debt at the nominal amount . 32 Consolidated Argentina Uruguay Colombia Holding (2) 30 Sep 2024, (millions of COP) 2,213,418 52,314 334,815 1,826,289 1,927,389 Short - term debt 311,553 - 148,439 163,114 163,114 Long - term debt 2,524,971 52,314 483,254 1 ,989,403 2,090,503 Total gross debt (1) (2) 881,278 24,255 219,510 637,513 486,282 Cash and cash equivalents (1 ,643,693) (28,059) (263,744) (1 ,351 ,890) (1 ,604,222) Net debt Net debt breakdown by country 30 - sep - 24 Maturity Date Nature of interest rate Nominal amount 30 Sep 2024, (millions of COP) 25,000 November 2024 Fixed 25,000 Short Term - Bilateral 100,000 November 2024 Fixed 100,000 Short Term - Bilateral 400,000 February 2025 Floating 400,000 Revolving credit facility - Bilateral 100,000 February 2025 Fixed 100,000 Short Term - Bilateral 132,515 February 2025 Floating 132,515 Short Term - Bilateral 65,000 March 2025 Floating 65,000 Short Term - Bilateral 135,000 April 2025 Fixed 135,000 Mid Term - Bilateral 150,000 April 2025 Floating 200,000 Long Term - Bilateral 200,000 April 2025 Floating 200,000 Revolving credit facility - Bilateral 300,000 June 2025 Floating 300,000 Revolving credit facility - Bilateral 72,498 March 2026 Floating 290,000 Long Term - Bilateral 103,645 March 2027 Floating 190,000 Long Term - Bilateral 100,050 March 2030 Floating 150,000 Long Term - Bilateral 1 ,883,708 2,287,515 Total gross debt (3) Holding Gross debt by maturity

Store number and Retail Sales area Note: The store count does not include the 2,668 allies in Colombia. Argentina 88,082 15 Libertad 14,872 12 Mayorista 102,954 27 Total Argentina 1 ,039,719 635 TOTAL 33 Uruguay 41,838 66 Devoto 35,934 30 Disco 16,411 2 Geant 330 1 Six or Less 94,513 99 Total Uruguay Banner by country Store number Sales area (sqm) Colombia 623,980 204 Exito 89,089 123 Carulla 24,743 67 Surtimax 51,518 54 Super Inter 52,923 61 Surtimayorista 842,252 509 Total Colombia

Accounts Reconciliations Note : Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense) . Data in COP includes a - 4 . 9 % FX effect in Uruguay at Net Revenue and at Recurring EBITDA and - 44 . 6 % in Argentina, respectively during 3 Q 24 and a - 11 . 5 % FX effect in Uruguay at Net Revenue and at Recurring EBITDA and - 62 . 9 % in Argentina, respectively during 9 M 24 calculated with the closing exchange rate . FX impacts are calculated as a devaluation between currencies resulting in a percentage . Percentages represent relative proportions, and as such they cannot be directly added or subtracted from each other because they are not absolute numeric values . 34 Free Cash Flow Effects on Results E x c h d a i o n m g a e Rates Effects o I n g n é s R esults FX effect Growth in COP Growth in LC Net Revenue - 4.9% 0.0% 5.1% Uruguay - 44.6% 0.9% 82.1% Argentina - 4.1% 2.2% 6.6% Consolidated FX effect Growth in COP Growth in LC Recurring EBITDA - 4.9% 22.3% 28.6% Uruguay - 44.6% - 130.0% - 154.1% Argentina - 4.2% 4.1% 8.7% Consolidated FX effect Growth in COP Growth in LC Net Revenue - 11.5% - 6.4% 5.8% Uruguay - 62.9% - 9.9% 142.9% Argentina - 7.2% - 0.7% 6.9% Consolidated FX effect Growth in COP Growth in LC Recurring EBITDA - 11.5% - 2.7% 10.0% Uruguay - 62.9% NA NA Argentina - 6.0% - 11.3% - 5.6% Consolidated 3Q24 9M24

Accounts Reconciliations Recurring EBITDA and Adjusted EBITDA Note : Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense) . Data in COP includes a - 4 . 9 % FX effect in Uruguay at Net Revenue and at Recurring EBITDA and - 44 . 6 % in Argentina, respectively during 3 Q 24 and a - 11 . 5 % FX effect in Uruguay at Net Revenue and at Recurring EBITDA and - 62 . 9 % in Argentina, respectively during 9 M 24 calculated with the closing exchange rate . 35 9M23 9M24 3Q23 3Q24 in COP M 549,223 378,425 136,517 135,034 Operating Income (EBIT) 59,967 81,423 26,289 32,259 Non - Recurring Income/(Expense) 79,132 82,394 26,267 28,303 Cost D&A 423,063 443,983 139,636 146,585 Expense D&A 1 ,111 ,385 986,225 328,709 342,181 Recurring EBITDA 9M23 9M24 3Q23 3Q24 in COP M 549,223 378,425 136,517 135,034 Operating Income (EBIT) (74,529) (66,622) (24,424) (18,200) Associates & Joint Ventures Results 79,132 82,394 26,267 28,303 Cost D&A 423,063 443,983 139,636 146,585 Expense D&A 976,889 838,180 277,996 291 ,722 Adjusted EBITDA 9M23 9M24 3Q23 3Q24 in COP M 549,223 378,425 136,517 135,034 Operating Income (EBIT) 79,132 82,394 26,267 28,303 Cost D&A 423,063 443,983 139,636 146,585 Expense D&A 1 ,051 ,418 904,802 302,420 309,922 EBITDA

Accounts Reconciliations Recurring Income of the Real Estate Business in Colombia Net Revenue and Recurring EBITDA of Viva Malls in Colombia 36 Note: Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense). 9M23 9M24 3Q23 3Q24 in COP M 135,343 154,559 60,007 69,738 Operating Income (EBIT) 433 584 (12) - Non - Recurring Income/(Expense) 42,918 45,465 14,347 15,225 Expense D&A 178,694 200,608 74,342 84,963 Recurring EBITDA Var 9M23 9M24 Var 3Q23 3Q24 Consolidated - 2.5% 71,318 69,530 4.9% 22,087 23,169 Income from concessionaires 26.2% 35,350 44,596 12.4% 13,244 14,884 Income from building administration 7.5% 225,165 242,093 12.0% 76,193 85,319 Income from property rent 12.1% 76,685 85,926 34.8% 26,495 35,726 Income from rent of other spaces 8.2% 408,518 442,145 15.3% 138,019 159,098 Revenues real estate 0.0% 0 0 0.0% 0 0 Non recurring concessionaires fees ( - ) 8.2% 408,518 442,145 15.3% 138,019 159,098 Recurring revenues real estate - 100.0% 7,383 0 0.0% 0 0 Non recurring concessionaires fees - 94.0% 47,208 2,850 0.0% 0 0 Sales of real estate projects - 3.9% 463,109 444,995 15.3% 138,019 159,098 Total revenues real estate

Ivonne Windmuller. Chief Financial Officer | IRO +57 (604) 6049696 Ext 306560 iwindmuller@grupo - exito.com Cra 48 No 32 B Sur 139, Viva Envigado Medellín, Colombia www.grupoexito.com.co exitoinvestor.relations@grupo - exito.com • “The Issuers Recognition - IR granted by the Colombian Stock Exchange is not a certification about the quality of the securities listed at the BVC nor the solvency of the issuer”.